
15008348

Suppl

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")


SEC MAIL PROCESSING
RECEIVED
NOV 12 2015
WASH, D.C.
189
SECTION

In respect of the Bank's

Series No. 537, Tranche No. 02

U.S.$100,000,000 Floating Rate Notes due January 16, 2018, as from November 13, 2015 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due January 16, 2018 issued on October 27, 2015 (Series No. 537, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: November 10, 2015

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 Floating Rate Notes due January 16, 2018, Series No. 537, Tranche No. 02 (the "Notes"), as from November 13, 2015 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due January 16, 2018 issued on October 27, 2015 (Series No. 537, Tranche No. 02), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 10, 2015 (the "Terms Agreement") and the Pricing Supplement dated November 10, 2015 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	100.0055%	Nil.	100.0055%
Total:	U.S.$100,005,500.00		U.S.$100,005,500.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from October 27, 2015, which is expected to be U.S.$17,000.00 as of November 13, 2015.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 25, 2015
(B) Pricing Supplement
(C) Terms Agreement

Exhibit A



March 25, 2015

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-13/15, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 537
Tranche No: 2

U.S.$100,000,000 Floating Rate Notes due January 16, 2018 (the "Notes") as from November 13, 2015 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due January 16, 2018, issued October 27, 2015 (the "Series 537 Tranche 1 Notes")

Issue Price: 100.0055 percent plus 17 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is November 10, 2015.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	537
	Tranche No.:	2
2.	Aggregate Principal Amount:	U.S.$100,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 537 Tranche 1 Notes
3.	Issue Price:	U.S.$100,022,500.00, which amount represents the sum of (a) 100.0055 percent of the Aggregate Principal Amount *plus* (b) the amount of U.S.$17,000.00 representing 17 days' accrued interest, inclusive.
4.	Issue Date:	November 13, 2015
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	January 16, 2018
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	October 27, 2015
13.	Variable Interest Rate (Condition 5(II)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	Not Applicable
	(b) Business Day Convention:	Modified Following Business Day Convention
	(c) Specified Interest Period:	Not Applicable
	(d) Interest Payment Date:	Quarterly in arrear on January 16, April 16, July 16, and October 16, commencing on January 16, 2016, up to and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.
	(e) Reference Rate:	3-Month USD-LIBOR-BBA; *provided, however*, that the Reference Rate applicable to the first Interest Period shall be determined by linear interpolation between 2-Month USD-LIBOR-BBA and 3-Month USD-LIBOR-BBA based on the number of days in such first Interest Period. "2-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 2 months

which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"3-Month USD-LIBOR-BBA" means the rate for deposits in USD for a period of 3 months which appears on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) as of the Relevant Time on the Interest Determination Date;

"Relevant Time" means 11:00 a.m., London time;

"Interest Determination Date" means the second London Banking Day prior to the first day of the relevant Interest Period; and

"London Banking Day" means a day on which commercial banks are open for general business, including dealings in foreign exchange and foreign currency deposits, in London.

If such rate does not appear on Reuters Screen LIBOR01 (or such other page that may replace that page on that service or a successor service) at the Relevant Time on the Interest Determination Date, then the rate for 3-Month USD-LIBOR-BBA (or 2-Month USD-LIBOR-BBA, as the case may be) shall be determined on the basis of the rates at which deposits in USD are offered at the Relevant Time on the Interest Determination Date by five major banks in the London interbank market (the "Reference Banks") as selected by the Calculation Agent, to prime banks in the London interbank market for a period of 3 months (or 2 months, as the case may be) commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at the Relevant Time. The Calculation Agent will request the principal

London office of each of the Reference Banks to provide a quotation of its rate.

If at least two such quotations are provided, the rate for 3-Month USD-LIBOR-BBA (or 2-Month USD-LIBOR-BBA, as the case may be) shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA (or 2-Month USD-LIBOR-BBA, as the case may be) shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months (or 2 months, as the case may be) commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA (or 2-Month USD-LIBOR-BBA, as the case may be) for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f)	Primary Source for Interest Rate Quotations for Reference Rate:	Reuters
(g)	Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a)	Spread:	plus (+) 0.060 percent

(b)	Variable Rate Day Count Fraction if not actual/360:	Act/360, adjusted
(c)	Relevant Banking Center:	London and New York
15.	Relevant Financial Center:	London and New York
16.	Relevant Business Day:	London and New York
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
19.	Governing Law:	New York
20.	Selling Restrictions:	
(a)	United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b)	United Kingdom:	The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
(c)	General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme
3.	Syndicated:	No
4.	Commissions and Concessions:	None
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) CUSIP	45818WBG0
	(b) Common Code:	131129882
	(c) ISIN:	US45818WBG06
7.	Identity of Dealer:	The Toronto-Dominion Bank
8.	Identity of Calculation Agent:	The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9.	Provisions for Registered Notes:	

(a) Individual Definitive Registered Notes Available on Issue Date: No

(b) DTC Global Note(s): Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

(c) Other Registered Global Notes: No

General Information

Additional Information Regarding the Notes

1. The EU has adopted Council Directive 2003/48/EC on the taxation of savings income (the "Savings Directive"). The Savings Directive requires EU Member States to provide to the tax authorities of other EU Member States details of payments of interest and other similar income paid by a person established within its jurisdiction to (or secured by such a person for the benefit of) an individual resident, or to (or secured for) certain other types of entity established, in that other EU Member State, except that Austria will instead impose a withholding system for a transitional period (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld) unless during such period it elects otherwise.

A number of non-EU countries and territories, including Switzerland, have adopted similar measures.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is an EU Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

The Council of the European Union has adopted a Directive (the "Amending Savings Directive") which would, when implemented, amend and broaden the scope of the requirements of the Savings Directive described above, including by expanding the range of payments covered by the Savings Directive, in particular to include additional types of income payable on securities, and by expanding the circumstances in which payments must be reported or paid subject to withholding. The Amending Savings Directive requires EU Member States to adopt national legislation necessary to comply with it by January 1, 2016, which legislation must apply from January 1, 2017.

The Council of the European Union has also adopted a Directive (the "Amending Cooperation Directive") amending Council Directive 2011/16/EU on administrative cooperation in the field of taxation so as to introduce an extended automatic exchange of information regime in accordance with the Global Standard released by the OECD Council in July 2014. The Amending Cooperation Directive requires EU Member States to adopt national legislation necessary to comply with it by December 31, 2015, which legislation must apply

from January 1, 2016 (January 1, 2017 in the case of Austria). The Amending Cooperation Directive is generally broader in scope than the Savings Directive, although it does not impose withholding taxes, and provides that to the extent there is overlap of scope, the Amending Cooperation Directive prevails. The European Commission has therefore published a proposal for a Council Directive repealing the Savings Directive from January 1, 2016 (January 1, 2017 in the case of Austria) (in each case subject to transitional arrangements). The proposal also provides that, if it is adopted, EU Member States will not be required to implement the Amending Savings Directive. Information reporting and exchange will however still be required under Council Directive 2011/16/EU (as amended).

2. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

The Notes should be treated as variable rate debt instruments that are issued without original issue discount. Subject to the discussion in the following paragraph regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 17 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, but will instead be treated as a return of such portion of the Issue Price and a holder will reduce its basis in the Notes by such amount. Upon the sale, exchange, repurchase or maturity of the Notes, a United States holder should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. Such capital gain or loss should be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year.

Because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to accrued interest) as amortizable bond premium. A United States holder

that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the Internal Revenue Service.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By:____________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

EXECUTION VERSION

Exhibit C

TERMS AGREEMENT NO. 537 TRANCHE 2 UNDER
THE PROGRAM

November 10, 2015

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$100,000,000 Floating Rate Notes due January 16, 2018 (the "Notes", as from November 13, 2015 to be consolidated and form a single series with the Bank's U.S.$500,000,000 Floating Rate Notes due January 16, 2018, issued on October 27, 2015 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on November 13, 2015 (the "Settlement Date"), at an aggregate purchase price of U.S.$100,022,500.00, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the

Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.0055 percent of the aggregate principal amount (U.S.$100,005,500.00) plus 17 days of accrued interest (U.S.$17,000.00). For the avoidance of doubt, the Dealer's purchase price after the above calculations is U.S.$100,022,500.00.

2. Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash and Settlements Management Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Email: TMG@tdsecurities.com
Telephone: +44 (0) 20 7628 2262

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: 

Name:

Title:

Beverley Tyrrell

Director

Transaction Management Group

The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Gustavo Alberto De Rosa

Title: Chief Financial Officer and General Manager, Finance Department